RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rcom.co.in

09045920

Exemption File No. 82 – 35005

16th April, 2009

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2 (b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India, as per the requirements of the Listing Agreement.

(1) Letter dated 14th April, 2009 – Repurchase of FCCB at discount.
(2) Letter dated 14th April, 2009 – Repurchase of FCCB through Tender offer
(3) Media Release dated 15th April, 2009 – Tender offer for buyback of FCCB at a discount.

Copies of the aforesaid letters are enclosed herewith for your information and record.

Kindly take the same on record.

Thanking You.

Yours Faithfully,
For **Reliance Communications Limited**

Hasit Shukla
President and Company Secretary

Encl: As Above

4/21

Rde. 82-35005

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rcom.co.in

April 14, 2009

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38

NSE Symbol: RCOM

Dear Sir,

Sub: Repurchase of Foreign Currency Convertible Bonds (FCCB) at a discount.

We wish to inform you that in terms of the existing regulations of the Reserve Bank of India, the Company has repurchased 50, Zero Coupon FCCBs each of US $ 1,00,000 aggregating Rs. 25.26 crore approx. (US $ 5 Million) at a discount, and the same is expected to be extinguished on Wednesday April 15, 2009.

Kindly inform your members accordingly.

Thanking you.

Yours faithfully,
For **Reliance Communications Limited**

Hasit Shukla
President and Company Secretary

Rule 12g3-2(b) File - 82-35005

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710.

Tel : +91 022 30386286
Fax: +91 022 30376622
www.rcom.co.in

April 14, 2009

To,
The General Manger,
Corporate Relationship Department
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers, Dalal Street
Mumbai 400001
Fax: (022) 2272 2037/2039/2041/1919
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Limited
Exchange Plaza, Plot no. C/1, G Block
Bandra -Kurla Complex, Bandra (E)
Mumbai 400 051.
Fax: (022) 2659 8120
NSE Symbol: RCOM

Sub: Repurchase of Zero Coupon Convertible Bonds due 2012 by Reliance Communications Limited

Dear Sir,

Reliance Communications Limited (the "Company") had issued Foreign Currency Convertible Bonds of US$ 1 billion (current outstanding US$955 million) due in 2012 (the "Bonds").

The Company intends to repurchase for cash an aggregate principal amount of the outstanding Bonds for an amount to be determined by the Company at its sole discretion, by way of an invitation to holders of Bonds to tender their Bonds for repurchase. The Company proposes to dispatch to Bondholders a Tender Offer Memorandum setting out, *inter alia*, the terms and conditions of the Invitation to Tender.

The Invitation to Tender will commence on Wednesday April 15, 2009 and will expire on Friday April 17, 2009 unless extended, re-opened or earlier terminated as provided in the Tender Offer Memorandum.

The Company has applied to the Reserve Bank of India (the "RBI") for approval to repurchase a principal amount of the outstanding Bonds in excess of US$50 million using the Company's internal accruals. Settlement of the Tender is conditional on, *inter alia*, receipt by the Company of approval from the RBI in form and substance satisfactory to the Company pursuant to the application made to the RBI.

Kindly inform your members accordingly.

Yours faithfully
For Reliance Communications Limited

Hasit Shukla
President and Company Secretary

Encl : as above.

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710.

Tel : +91 022 30386286
Fax: +91 022 30376622
www.rcom.co.in

April 15, 2009

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex,
Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: Media Release

We are enclosing herewith the Media Release dated 15th April, 2009 issued by the Company, which is self explanatory.

We request you to kindly inform your members accordingly.

Thanking you.

Yours faithfully,
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: As above.

Media Release

RELIANCE Communications
Anil Dhirubhai Ambani Group

Media Release

Mumbai, April 15, 2009:

Reliance Communications launches tender offer for buyback of Foreign Currency Convertible Bonds at a discount

USD 950 Million outstanding out of original FCCB (2012) issue of USD 1 Billion

Follows bilateral buyback of USD 40 M at substantial discount

Buyback will result in profits to the extent of discount and reduction in debt

Subsequent to the buy back of Foreign Currency Convertible Bonds (FCCB) of US $ 40 million, Reliance Communications Limited intends to repurchase outstanding Bonds for cash at a discount, through a tender offer to all bond holders. The amount of bonds repurchased will be determined by the Company at its discretion. The Bonds are listed on the Singapore Exchange Securities Trading Limited.

The sources of funds for the Tender Offer are internal accruals and foreign exchange proceeds in the EEFC account of the Company.

The tender offer is subject to RBI & other approvals as may be necessary.

The resultant advantages to Reliance Communications Limited are as under:

1. The buyback of FCCB shall result in gains to the Company to the extent of the discount on the repurchase of FCCBs.

2. Debt on the balance sheet of the Company will be reduced to the extent of the FCCBs bought back.

It may be noted that there is no certainty on the purchase price or the amount to be repurchased. The exact amount of FCCBs repurchased will be intimated in due course of time.

RELIANCE Communications
Anil Dhirubhai Ambani Group

About Reliance Communications:
Reliance Communications Limited founded by the late Shri Dhirubhai H Ambani (1932-2002) is the flagship company of the Reliance Anil Dhirubhai Ambani Group. The Reliance Anil Dhirubhai Ambani Group currently has a net worth in excess of Rs. 63,000 crore (US$ 14 billion), cash flows of Rs. 12,000 crore (US$ 3 billion), net profit of Rs. 8,000 crore (US$ 2 billion) and zero net debt.

Reliance Communications is India's foremost and truly integrated telecommunications service provider. The Company, with a customer base of over 74 million including over 2 million individual overseas retail customers, ranks among the Top 10 Telecom companies in the world by number of customers in a single country. Reliance Communications corporate clientele includes 2,100 Indian and multinational corporations, and over 800 global, regional and domestic carriers.

Reliance Communications has established a pan-India, next generation, integrated (wireless and wireline), convergent (voice, data and video) digital network that is capable of supporting best-of-class services spanning the entire communications value chain, covering over 20,000 towns and 450,000 villages. Reliance Communications owns and operates the world's largest next generation IP enabled connectivity infrastructure, comprising over 175,000 kilometres of fibre optic cable systems in India, USA, Europe, Middle East and the Asia Pacific region.